 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 6)*

ITEX CORPORATION

--------------------------------

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

---------------------------------------

(Title of Class of Securities)

465647204

---------

(CUSIP Number)

David Polonitza

23 Retford Ave.

Cranford, NJ 07016

(502) 460-3141

----------------------------------------

(Name, Address and Telephone Number of the Person

Authorized to Receive Notices and Communications)

September 8, 2010

----------------

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued of following pages)

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1.       Name of Reporting Person

         David Polonitza

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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

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3.                            S.E.C. Use Only

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4.                           Source of Funds

   PF

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

United States of America

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Number of Shares        (7)     Sole Voting Power               127,635

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          127,635

Reporting Person        (10)    Shared Dispositive Power        0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         127,635

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

         3.54%

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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

         Wayne P. Jones

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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

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3.                            S.E.C. Use Only

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4.                            Source of Funds

   PF

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

United States of America

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         0

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

         0.00%

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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

         Rahul Pagidipati

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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

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3.                            S.E.C. Use Only

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4.                           Source of Funds

   PF

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

United States of America

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Number of Shares        (7)     Sole Voting Power               3,000

Beneficially            (8)     Shared Voting Power             139,799

Owned by Each           (9)     Sole Dispositive Power          3,000

Reporting Person        (10)    Shared Dispositive Power        139,799

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         142,799

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

         3.96%

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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

         Sidd Pagidipati

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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

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3.                            S.E.C. Use Only

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4.                            Source of Funds

   PF

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

United States of America

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         0

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

         0.00%

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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

         Pagidipati Family Limited Partnership

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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

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3.                            S.E.C. Use Only

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4.                           Source of Funds

   WC, OO

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

United States of America

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             139,779

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        139,779

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         139,439

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

         3.88%

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14.      Type of Reporting Person               PN

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1.       Name of Reporting Person

         Drs. Devaiah and Rudrama Pagidipati, Jt. Ten.

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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

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3.                            S.E.C. Use Only

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4.                           Source of Funds

   PF

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

United States of America

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Number of Shares        (7)     Sole Voting Power               11,800

Beneficially            (8)     Shared Voting Power             139,779

Owned by Each           (9)     Sole Dispositive Power          11,800

Reporting Person        (10)    Shared Dispositive Power        139,779

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         151,579

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

         4.20%

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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

         Kirk Anderson

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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

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3.       S.E.C. Use Only

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4.       Source of Funds

         PF

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.                            Citizenship or Place of Organization

   United States of America

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Number of Shares        (7)     Sole Voting Power               71,395

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          71,395

Reporting Person        (10)    Shared Dispositive Power        0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         71,395

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

         1.98%

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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

         Paul Kim

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

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3.                            S.E.C. Use Only

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4.       Source of Funds

         PF

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

   United States of America

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Number of Shares        (7)     Sole Voting Power               6,000

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          6,000

Reporting Person        (10)     Shared Dispositive Power       0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         6,000

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

0.17%

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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

         Richard and Greta Polonitza Jt. Ten.

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

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3.                            S.E.C. Use Only

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4.       Source of Funds

         PF

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

   United States of America

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Number of Shares        (7)     Sole Voting Power               8,152

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          8,152

Reporting Person        (10)     Shared Dispositive Power       0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         8,152

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

0.23%

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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

         MPIC Fund I, LP

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

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3.                            S.E.C. Use Only

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4.       Source of Funds

         OO

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

   Delaware

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             80,000

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        80,000

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         80,000

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

2.22%

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14.      Type of Reporting Person               PN

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1.       Name of Reporting Person

         MPIC Canadian Limited Partnership

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

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3.                            S.E.C. Use Only

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4.       Source of Funds

         OO

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

   Vancouver, British Columbia, Canada

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             14,380

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        14,380

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,380

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

0.40%

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14.      Type of Reporting Person               PN

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1.       Name of Reporting Person

         Corner Market Capital U.S., Inc.

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

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3.                            S.E.C. Use Only

-----------------------------------------------------------------------

4.       Source of Funds

         OO

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

   Delaware

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             80,000

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        80,000

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         80,000

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

2.22%

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14.      Type of Reporting Person               CO

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1.       Name of Reporting Person

         Corner Market Management Inc.

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

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3.                            S.E.C. Use Only

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4.       Source of Funds

         OO

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

   Vancouver, British Columbia, Canada

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             14,380

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        14,380

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,380

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

0.40%

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14.      Type of Reporting Person               CO

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1.       Name of Reporting Person

         Corner Market Capital Corporation

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

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3.                            S.E.C. Use Only

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4.       Source of Funds

         OO

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

   Vancouver, British Columbia, Canada

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             94,380

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        94,380

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         94,380

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

2.62%

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14.      Type of Reporting Person               CO

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1.       Name of Reporting Person

         Alnesh Mohan

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

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3.                            S.E.C. Use Only

-----------------------------------------------------------------------

4.       Source of Funds

         OO

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

   Canada

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             94,380

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        94,380

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         94,380

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

2.62%

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14.      Type of Reporting Person               IN

-----------------------------------------------------------------------

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1.       Name of Reporting Person

         Sanjeev Parsad

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

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3.                            S.E.C. Use Only

-----------------------------------------------------------------------

4.       Source of Funds

         OO

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

-----------------------------------------------------------------------

6.       Citizenship or Place of Organization

   Canada

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             94,380

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        94,380

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         94,380

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

         2.62%

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14.      Type of Reporting Person               IN

-----------------------------------------------------------------------

-----------------------------------------------------------------------

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1.       Name of Reporting Person

         G. Andrew Cooke

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

-----------------------------------------------------------------------

3.                            S.E.C. Use Only

-----------------------------------------------------------------------

4.       Source of Funds

         PF

-----------------------------------------------------------------------

5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

-----------------------------------------------------------------------

6.       Citizenship or Place of Organization

   United States of America

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Number of Shares        (7)     Sole Voting Power               11,460

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          11,460

Reporting Person        (10)    Shared Dispositive Power        0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         11,460

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

         0.32%

-----------------------------------------------------------------------

14.      Type of Reporting Person               IN

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AMENDMENT NO. 6 TO SCHEDULE 13D

The following constitutes Amendment No. 6 ("Amendment No. 6") to the Schedule 13D filed by the undersigned.  Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Mrs. Rebecka Polonitza disclaimed all beneficial ownership of her shares in ITEX Corporation on September 8, 2010. David Polonitza, her spouse, maintains full ownership of the couple’s formerly jointly held shares. Mrs. Rebecka Polonitza is no longer a member of the Polonitza Group.

Effective September 1, 2010, Mr. David Polonitza’s home and business address was changed to 23 Retford Avenue, Cranford, NJ 07016.

Item 2 is hereby amended and restated to read as follows:

Item 2. Identity and Background.

Mr. David Polonitza’s current address is 23 Retford Avenue, Cranford, New Jersey 07016. David Polonitza is a private investor, was formerly a Captain in the United States Army and has been a member of the military since 2002.   David Polonitza is the son of Richard Polonitza and Greta Polonitza.  David Polonitza is a citizen of the United States of America.

Mr. Wayne P. Jones’ current address is 2000 Indian Chute, Louisville, Kentucky, 40207, and current business address is 555 South Floyd Street, Louisville, Kentucky  40202. Wayne P. Jones is a professor at the University of Louisville. Wayne P. Jones is a citizen of the United States of America.

Mr. Kirk Anderson’s current address is 6013 Clerkenwell Court, Burke, VA  22015.  Kirk Anderson is a Network Engineer at M.C. Dean, 21580 Beaumeade Circle Suite #230 Ashburn, Virginia 20147. Kirk Anderson is a citizen of the United States of America.

Mr. Paul W. Kim’s current address is T-11, 1111 Byrne Hall, Tuck School of Business, Hanover, NH 03755 USA.  Paul W. Kim is currently a student enrolled at the Tuck School of Business, 100 Tuck Hall Hanover, New Hampshire 03755 USA.  Paul Kim is a citizen of the United States of America.

Mr. Richard Polonitza’s current address is 23 Retford Avenue, Cranford, New Jersey, 07016. Richard Polonitza is retired.  Richard Polonitza is the father of David Polonitza and husband of Greta Polonitza. Richard Polonitza is a citizen of the United States of America.

Mrs. Greta Polonitza’s current address is 23 Retford Avenue, Cranford, New Jersey, 07016. Greta Polonitza is a retired teacher. Greta Polonitza is the wife of Richard Polonitza, and the mother of David Polonitza. Greta Polonitza is a citizen of the United States of America.

Mr. Rahul Pagidipati’s current address is 4480 Worth Dr. S, Jacksonville, FL 32207, and current business address is 2955 SE 3rd Court, Ocala, FL 34471. Rahul Pagidipati is CEO of Anion Technologies Limited. Rahul Pagidipati is the son of Dr. Devaiah Pagidipati and Dr. Rudrama Pagidipati, and is the brother of Sidd Pagidipati.  Rahul Pagidipati is a citizen of the United States of America.

Mr. Sidd Pagidipati’s current address is 3507 Bayshore Boulevard, Unit 1201, Tampa, FL 33629, and current business address is 2955 SE 3rd Court, Ocala, FL 34471. The principal occupation of Sidd Pagidipati is COO of Freedom Health. Sidd Pagidipati is the son of Dr. Devaiah Pagidipati and Dr. Rudrama Pagidipati, and is the brother of Rahul Pagidipati.  Sidd Pagidipati is a citizen of the United States.

The principal business address of Pagidipati Family Limited Partnership is 2955 SE 3rd Court, Ocala, FL 34471.  The principal business of Pagidipati Family LP is purchasing, holding and selling securities for investment purposes.

Dr. Devaiah Pagidipati’s current address is 1321 SW 42nd St, Ocala, FL 34471, and current business address is 2955 SE 3rd Court, Ocala, FL 34471. Dr. Devaiah Pagidipati is a retired pediatric anesthesiologist.  Dr. Devaiah Pagidipati is a permanent resident in the United States of America and a citizen of India.

Dr. Rudrama Pagidipati’s current address is 1321 SW 42nd St, Ocala, FL 34471, and current business address is 2955 SE 3rd Court, Ocala, FL 34471. Dr. Rudrama Pagidipati is a clinical pathologist.  Dr. Rudrama Pagidipati is a citizen of the United States of America.

Mr. Alnesh Mohan’s current address is #702 – 583 Beach Crescent, Vancouver, British Columbia, Canada V6Z-3E6, and current business address is Box 36, #1620 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E-4G1.   Alnesh Mohan is Partner at Quantum Advisory Partners LLP, Managing Partner of MPIC Fund I & MPIC Canadian LP, and Vice-Chairman & CEO of CMC, CMC US & CMM.  Alnesh Mohan is a citizen of Canada.

Mr. Sanjeev Parsad’s current address is #21 – 355 Duthie Avenue, Burnaby, British Columbia, Canada V5A-2P3, and current business address is Box 36, #1620 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E-4G1.   Sanjeev Parsad is Managing Partner of MPIC Fund I & MPIC Canadian LP, and Chairman  & President of CMC, CMC US & CMM.  Sanjeev Parsad is a citizen of Canada.

Mr. G. Andrew Cooke’s current address is Apt. B – 3110 9th Road N, Arlington, VA 22201, and current business address is Apt. B – 3110 9th Road N, Arlington, VA 22201.   Andrew Cooke is Treasurer of Lumbermens Mutual Casualty Company.  Andrew Cooke is a director of MPIC Fund I.  Andrew Cooke is a citizen of the United States of America.

The principal business address of CMC is Box 36, #1620 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E-4G1.  The principal business of CMC is serving as the holding company for CMC US and CMM.

The principal business address of CMC US is Box 36, #1620 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E-4G1.  The principal business of CMC US is serving as the general partner for MPIC Fund I.

The principal business address of CMM is Box 36, #1620 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E-4G1.  The principal business of CMM is serving as the general partner for MPIC Canadian LP.

The principal business address of MPIC Fund I is Box 36, #1620 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E-4G1.  The principal business of MPIC Fund I is purchasing, holding and selling securities for investment purposes.

The principal business address of MPIC Canadian LP is Box 36, #1620 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E-4G1.  The principal business of MPIC Canadian LP is purchasing, holding and selling securities for investment purposes.

(d)-(e)

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 Item 3 is hereby amended and restated to read as follows:

Item 3. Source and Amount of Funds or Other Consideration.

David Polonitza, Richard Polonitza, Greta Polonitza, Paul Kim, and Kirk Anderson each acquired his or her Common Stock currently held with personal funds either through a personal account or an IRA. None of the securities have now or ever been pledged for any loans nor used for other margin purposes. The aggregate total cost of the shares that these individuals may be deemed to beneficially own is approximately $738,654.

The aggregate purchase price of the shares owned directly by the Rahul Pagidipati is approximately $9,751.  The shares owned directly by the Rahul Pagidipati were acquired with Rahul Pagidipati’s personal funds.

The aggregate purchase price of the shares owned directly by the Pagidipati Family Limited Partnership is approximately $432,205.  The shares owned directly by the Pagidipati Family, LP were acquired with the working capital of the Pagidipati Family, LP.

The aggregate purchase price of the shares owned directly by the Dr. Devaiah Pagidipati and Dr. Rudrama Pagidipati Joint Tenants is approximately $42,654.  The shares owned directly by Dr. Devaiah Pagidipati and Dr. Rudrama Pagidipati were acquired with Dr. Devaiah Pagidipati and Dr. Rudrama Pagidipati’s personal funds.

The aggregate purchase price of the shares owned directly by the MPIC Fund I is approximately $269,131.  The shares owned directly by the MPIC Fund I were acquired with the working capital of MPIC Fund I.

The aggregate purchase price of the shares owned directly by the MPIC Canadian LP is approximately $52,852.  The shares owned directly by the MPIC Canadian LP were acquired with the working capital of MPIC Canadian LP.

The aggregate purchase price of the shares owned directly by G. Andrew Cooke is approximately $37,418.  The shares owned directly by G. Andrew Cooke were acquired with G. Andrew Cooke’s personal funds.

Item 4 is hereby amended and restated to read as follows:

Item 4. Purpose of Transaction.

The Reporting Persons have established “The Committee to Enhance ITEX” for the purpose of seeking representation on the Board of Directors of the Issuer.  In furtherance of the foregoing, on September 8, 2010, David Polonitza delivered a letter to the Corporate Secretary of the Issuer nominating Wayne P. Jones, Alnesh Mohan, and Sidd Pagidipati (collectively, the “Nominees”) to be elected to the Board at the 2010 annual meeting of stockholders of the Issuer, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof.

On September 8, 2010, The Committee to Enhance ITEX issued  a  letter  to  the shareholders of the Issuer  concurrent with the launch by the Reporting  Persons of the website  WWW.ENHANCEITEX.COM. A copy of the letter is attached as an exhibit hereto and incorporated herein by reference.

Item 5 is hereby amended and restated to read as follows:

Item 5. Interest in Securities of the Issuer.

(a)-(b). As of September 8, 2010, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
David Polonitza	127635	127635	0	3.54%
Rahul Pagidipati	3000	3000	139779	0.08%
Pagidipati Family, LP	139779	0	139779	3.88%
Devaiah and Rudrama Pagidipati	11800	11800	139779	0.33%
Kirk Anderson	71395	71395	0	1.98%
Paul Kim	6000	6000	0	0.17%
Richard and Greta Polonitza	8152	8152	0	0.23%
MPIC Fund I, LP	80000	0	80000	2.22%
MPIC Canadian LP	14380	0	14380	0.40%
G.Andrew Cooke	11460	11460	0	0.32%
Total	473601	239442	234159	13.14%

*Based on 3,605,583 shares of Common Stock, Par Value $0.01 per share, outstanding pursuant to the Issuer's Form 10-Q filed with the Securities and Exchange Commission on June 9, 2010, for the quarter ended April 30, 2010.

As of the close of business on September 8, 2010, the members of The Committee to Enhance ITEX collectively owned an aggregate of 473,601 Shares, constituting approximately 13.14% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

c) The table below lists all the transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons. All transactions were made in the open market.

Transactions in Common Stock Within the Past Sixty Days

Party	Date of Purchase/ Sale	Number of Shares of the Common Stock	Buy/Sell	Price Per Share

None

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons, except for (i) clients of Corner Market Capital Corporation with respect to the Shares held in the Corner Market Capital Account.

(e) Not Applicable.

Item 6 is hereby amended and restated to read as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, (i) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer; (ii) the parties agreed to solicit proxies or written consents to elect the Nominees and to take all other action necessary or advisable to achieve the foregoing (the “Solicitation”); (iii) the parties agreed on procedures for notifying David Polonitza of transactions in securities of the Issuer; (iv) the parties agreed on procedures for approving SEC filings, press releases or stockholder communications proposed to be made or issued by the parties; (v) each of David Polonitza, Rahul Pagidipati, and Corner Market Capital agreed to pay a specified proportionate  share of all expenses incurred by the parties in connection with their activities that have been approved by all parties; and (vi) the parties agreed that they shall be referred to as “The Committee to Enhance ITEX”.  The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7 is hereby amended to add the following exhibits:

Item 7. Material to be filed as Exhibits

1.  Nomination Letter from David Polonitza to ITEX Corporation dated September 1, 2010 (filed herewith as Exhibit 99.1).

2.  Joint Filing and Solicitation Agreement by and among David Polonitza, Richard Polonitza, Greta Polonitza, Kirk Anderson, Paul W. Kim, Wayne P. Jones, Rahul Pagidipati, Sidd Pagidipati, Dr. Devaiah Pagidipati, Dr. Rudrama Pagidipati, Pagidipati Family Trust, LP, Alnesh Mohan, Sanjeev Parsad, G. Andrew Cooke, MPIC Fund I, LP, MPIC Canadian Limited Partnership, , Corner Market Capital U.S., Inc., a Delaware corporation, Corner Market Management Inc., and Corner Market Capital Corporation,  dated September 8, 2010 (filed  herewith as Exhibit 99.2).

3.  Power of Attorney (filed herewith as Exhibit 99.3).

4.  Shareholder Demand Letter (filed herewith as Exhibit 99.4).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2010

By: /s/ David Polonitza

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Name:   David Polonitza

By: /s/ David Polonitza

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Name:   David Polonitza as attorney-in-fact for Richard Polonitza

By: /s/ David Polonitza

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Name:   David Polonitza as attorney-in-fact for Greta Polonitza

By: /s/ David Polonitza

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Name:   David Polonitza as attorney-in-fact for Kirk Anderson

By: /s/ David Polonitza

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Name:   David Polonitza as attorney-in-fact for Paul W. Kim

By: /s/ David Polonitza

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Name:   David Polonitza as attorney-in-fact for Wayne P. Jones

By: /s/ Rahul Pagidipati

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Name:   Rahul Pagidipati

PAGIDIPATI FAMILY, LP

By: /s/ Rahul Pagidipati

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Name:   Rahul Pagidipati, Partner

By: /s/ Rahul Pagidipati

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Name:   Rahul Pagidipati as attorney-in-fact for Sidd Pagidipati

By: /s/ Rahul Pagidipati

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Name:   Rahul Pagidipati as attorney-in-fact for Dr. Devaiah Pagidipati

By: /s/ Rahul Pagidipati

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Name:   Rahul Pagidipati as attorney-in-fact for Dr. Rudrama Pagidipati

MPIC FUND I, LP

By: Corner Market Capital U.S., Inc

      General Partner

By: /s/ Alnesh Mohan

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Name:   Alnesh Mohan, CEO

CORNER MARKET CAPITAL U.S., INC.

By: /s/ Alnesh Mohan

-------------------------------

Name:   Alnesh Mohan, CEO

MPIC CANADIAN LIMITED PARTNERSHIP

By: Corner Market Management, Inc.

      General Partner

By: /s/ Alnesh Mohan

-------------------------------

Name:   Alnesh Mohan, CEO

CORNER MARKET MANAGEMENT, INC.

By: /s/ Alnesh Mohan

-------------------------------

Name:   Alnesh Mohan, CEO

CORNER MARKET CAPITAL CORPORATION

By: /s/ Alnesh Mohan

-------------------------------

Name:   Alnesh Mohan, CEO

/s/ Alnesh Mohan

-------------------------------

Alnesh Mohan

/s/ Sanjeev Parsad

-------------------------------

Name:   Sanjeev Parsad

/s/ Alnesh Mohan

-------------------------------

Name:   Alnesh Mohan as attorney-in-fact for G. Andrew Cooke